EXCELLON RESOURCES INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1. Identity of Company

1.1 Name and Address of Company

Excellon Resources Inc. (the "**Corporation**" or "**Excellon**")
10 King Street East, Suite 200
Toronto, Ontario, M5C 1C3

1.2 Executive Officer

For further information, please contact Brendan Cahill, President & CEO or Anna Ladd-Kruger, CFO & VP Corporate Development at (416) 364-1130 or info@excellonresources.com.

2. Details of Acquisition

2.1 Nature of Business Acquired

On April 23, 2020, the Corporation acquired all of the issued and outstanding common shares of Otis Gold Corp. ("**Otis Shares**") pursuant to a statutory plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia) (the "**Arrangement**"). As a result of the Arrangement, Otis Gold Corp. ("**Otis**") became a wholly-owned subsidiary of the Corporation effective at 12:01 (Vancouver time) on April 23, 2020. The Arrangement was approved by the shareholders of Otis at an annual and special meeting held on April 17, 2020.

Otis owns, among other things, 100% of the development stage Kilgore gold project located in Clark County, Idaho (the "**Kilgore Project**").

For further details regarding Otis and the Kilgore Project, please refer to the joint management information circular of Excellon and Otis dated March 13, 2020, and filed on SEDAR (www.sedar.com) under the respective issuer profiles of Excellon and Otis on March 18, 2020 (the "**Circular**").

2.2 Acquisition date

April 23, 2020.

2.3 Consideration

Upon the closing of the Arrangement, shareholders of Otis became entitled received 0.23 of a common share of Excellon (each whole share, an "**Excellon Share**") in exchange for each Otis Share held immediately prior to the effective time of the Arrangement. As consideration for acquiring all of the Otis Shares, Excellon issued an aggregate of 40,653,150 Excellon Shares to the former Otis shareholders.

In addition, pursuant to the Arrangement, (i) each stock option of Otis outstanding immediately prior to the effective time of the Arrangement was exchanged for a replacement stock option of Excellon entitling the holder thereof to receive Excellon Shares *in lieu* of Otis Shares, as adjusted

in accordance with the plan of arrangement, and (ii) each warrant to acquire Otis Shares outstanding immediately prior to the effective time of the Arrangement became entitled to receive, *in lieu* of Otis Shares, 0.23 of an Excellon Share upon exercise of each such Otis Warrant.

2.4 Effect on Financial Position

Through the acquisition of Otis, the Corporation intends to gain a greater exposure to the Kilgore Project, which it considers to be a low-cost and high-potential return gold development opportunity in a proven and safe jurisdiction. Through the full ownership and control of the project, and with the integration of Excellon and Otis management with proven experience in North America operating mining assets, the Corporation believes that it can drive the development strategy, grow the existing mineral resources at the Kilgore Project, and achieve stronger shareholder returns.

The effect of the Arrangement on the financial position of Excellon is outlined in the unaudited *pro forma* condensed consolidated financial statements referred to in Item 3 below, which shows the effect of the Arrangement on the results of operations and on the financial position of the Corporation.

The post-Arrangement Board of Directors of Excellon includes seven members, consisting of four pre-Arrangement directors (being Brendan Cahill, Laurie Curtis, André Fortier and Andrew Farncomb), together with three new post-Arrangement directors (being Craig Lindsay, Roger Norwich and Mike Timmins). In addition, Alan Roberts joined the management team of Excellon.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

Excellon and Otis were parties to the Arrangement.

2.7 Date of Report

May 29, 2020.

3. <u>Financial Statements and Other Information</u>

3.1 Financial Statements

The following unaudited *pro forma* condensed consolidated financial statements of Excellon are attached as Schedule "A". These pro forma financial statements are comprised of:

(i) the unaudited *pro forma* consolidated statement of financial position of Excellon as at December 31, 2019;

(ii) the unaudited *pro forma* consolidated statement of net loss and comprehensive loss of Excellon for the twelve months period ended December 31, 2019 and the year ended December 31, 2018; and

(iii) the related notes thereto.

The following financial statements of Otis are specifically incorporated by reference into and form an integral part of this business acquisition report:

(iv) the unaudited interim consolidated financial statements of Otis for the three and six month periods ended December 30, 2019 and related notes thereto; and

(v) the audited consolidated financial statements of Otis for the years ended June 30, 2019 and 2018 and the related notes thereto.

The above-noted *pro forma* financial statements of Otis are included in the Circular filed on SEDAR (www.sedar.com) under the respective issuer profiles of Excellon and Otis on March 18, 2020.

The former auditors of Otis, D&H Group LLP, have not given their consent to include their audit report in this business acquisition report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This business acquisitions report contains or incorporates by reference certain forward-looking statements and forward-looking information within the meaning of Canadian securities laws (collectively, "**forward-looking statements**"). All statements contained herein that are not clearly historical in nature are forward-looking, and the words "*pro forma*", "anticipate", "attempt", "believe", "expect", "estimate", "ensure", "plans", "focus", "strategy", "strive", "plan", "may", "intend", "indicate", "potential" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements represent the Corporation's internal projections, estimates, expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although the Corporation believes that the expectations reflected in the forward-looking statements are reasonable, no assurances can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Many factors could cause the Corporation's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Any forward-looking statements contained herein are made as of the date hereof and the Corporation assumes no responsibility to update them or revise them to reflect new events or circumstances, except as required by law. The factors discussed under the heading *"Risk Factors"* in the Circular, and those risks set forth in Excellon's filings with securities authorities, which are available on SEDAR (www.sedar.com) under Excellon's issuer profile, should be read carefully in conjunction with this business acquisitions report.

SCHEDULE "A"

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

EXCELLON

Excellon Resources Inc.

Proforma Condensed Consolidated Financial Statements
in thousands of U.S. dollars
(Unaudited – Prepared by Management)

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Financial Position
As at December 31, 2019
(In thousands of United States Dollars)
(Unaudited)

	As Reported Excellon	Otis Gold Note 4	Pro Forma Adjustments	Notes	Pro Forma Consolidation
Assets					
Current assets					
Cash and cash equivalent	$ 6,344	$ 121	$ -		$ 6,465
Marketable securities	348	-	-		348
Trade receivables	2,278	-	-		2,278
VAT receivables	4,010	11	-		4,021
Income tax recoverable	415	-	-		415
Inventories	2,615	-	-		2,615
Other current assets	752	15	-		767
	16,762	147	-		16,909
Non-current assets					
Property, plant and equipment	24,818	43	-		24,861
Mineral rights	2,676	22,219	(19,199)	2 a)	38,533
			32,837	2 b)	
Deferred income tax assets	10,894	-	-		10,894
Reclamation bonds	-	58	-		58
Other non-current assets	0	53	-		53
	$ 55,150	$ 22,520	$ 13,638		$ 91,308
Liabilities					
Current liabilities					
Trade and other payables	$ 6,700	$ 377	$ 1,600	2 b)	$ 8,677
VAT payables	1,927	-	-		1,927
Current portion of long-term lease liabilities	489	19	-		508
Purchase warrants	0	-	-		-
	9,116	396	1,600		11,112
Non-current liabilities					
Long-term lease liabilities	788	35	-		823
Provisions	2,243	-	-		2,243
Deferred income tax liabilities	811	-	-		811
	12,958	431	1,600		14,989
Equity					
Share capital	114,840	27,809	(27,809)	2 b)	146,834
			31,994	2 b)	
Contributed surplus	28,730	2,233	(2,233)	2 b)	30,863
			2,133	2 b)	
Accumulated other comprehensive incom	(13,006)	-	-		(13,006)
Deficit	(88,372)	(7,953)	(19,199)	2 a)	(88,372)
			27,152	2 b)	
	42,192	22,089	12,038		76,319
	$ 55,150	$ 22,520	$ 13,638		$ 91,308

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Net Loss and Comprehensive Loss
For the twelve months period ended December 31, 2019
(In thousands of United States Dollars, except per share amounts)

	As Reported Excellon	Otis Gold Note 4	Pro Forma Adjustment	Notes	Pro Forma Consolidation
Revenues	$ 26,469	$ -	$ -		$ 26,469
Production costs	(23,216)	-	-		(23,216)
Depletion and amortization	(4,708)	-	-		(4,708)
Cost of sales	(27,924)	-	-		(27,924)
Gross loss	-1,455	-	-		(1,455)
Administrative expenses	(3,448)	(759)	-		(4,207)
Share-based payments	(1,102)	(146)	-		(1,248)
Depletion and amortization	(272)	(23)	-		(295)
General and adminstration expenses	(4,822)	(928)	-		(5,750)
Exploration	(3,853)	-	(1,357)	2 a)	(5,210)
Other expense	782	(6)	-		776
Finance expense	295	-	-		295
Loss before income taxes	(9,053)	(934)	(1,357)		(11,344)
Income tax expense	(1,022)	-	-		(1,022)
Net loss	$ (10,075)	$ (934)	$ (1,357)		$ (12,366)
Other comprehensive loss					
Foreign currency translation differences	2,116	-	-		2,116
Total comprehensive loss	$ (7,959)	$ (934)	$ (1,357)		$ (10,250)
Net loss per common share					
Basic and diluted	$ (0.10)				$ (0.09)
Weighted average number of common shares outstanding (in 000's)					
Basic and diluted	103,374				143,717

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

EXCELLON RESOURCES INC.

Pro Forma Condensed Consolidated Statement of Net Loss and Comprehensive Loss
For the year ended December 31, 2018
(In thousands of United States Dollars, except per share amounts

	As Reported Excellon	Otis Gold Note 4	Pro Forma Adjustment	Notes	Pro Forma Consolidation
Revenues	$ 24,313	$ -	$ -		$ 24,313
Production costs	(19,566)	-	-		(19,566)
Depletion and amortization	(4,016)	-	-		(4,016)
Cost of sales	(23,582)	-	-		(23,582)
Gross profit	731	-	-		731
Administrative expenses	(3,139)	(693)	-		(3,832)
Share-based payments	(1,255)	(414)	-		(1,669)
Depletion and amortization	(127)	(15)	-		(142)
General and adminstration expenses	(4,521)	(1,122)	-		(5,643)
Exploration	(3,897)	-	(1,640)	2 a)	(5,537)
Other income (expense) - net	4	(294)	-		(290)
Finance expense	1,899	9	-		1,908
Loss before income taxes	(5,784)	(1,407)	(1,640)		(8,831)
Income tax expense	(1,916)	-	-		(1,916)
Net loss	$ (7,700)	$ (1,407)	$ (1,640)		$ (10,747)
Other comprehensive loss					
Foreign currency translation differences	(786)	-	-		(786)
Total comprehensive loss	$ (8,486)	$ (1,407)	$ (1,640)		$ (11,533)
Net loss per common share					
Basic and diluted	$ (0.08)				$ (0.08)
Weighted average number of common shares outstanding (in 000's)					
Basic and diluted	97,723				138,066

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

(In thousands of United States Dollars, except where noted)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared to show the effects of the plan of arrangement (the "Arrangement"), announced on February 24, 2020, and completed on April 23, 2020 wherein Excellon Resources Inc. ("Excellon" or "the Company") has agreed to purchase all of the issued and outstanding common shares of Otis Gold Corp. ("Otis Gold").

The accompanying unaudited pro forma condensed consolidated financial statement of financial position of Excellon as at December 31, 2019 and the unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the twelve months ended December 31, 2019 and the year ended December 31, 2018 (collectively, the "pro forma condensed consolidated financial statements") have been prepared by management, based on financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), for illustrative purposes only to reflect the Arrangement.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial position that will exist following the Arrangement, nor the results of operations that may be obtained in the future. Actual amounts recorded should the Arrangement take place will likely differ than those recorded in the unaudited pro forma consolidated financial information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the Arrangement have been excluded from the unaudited pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements have been prepared from:

- The audited annual consolidated statement of financial position of Excellon as at December 31, 2019 combining the unaudited interim condensed consolidated statement of financial position of Otis Gold as at December 31, 2019.
- The audited consolidated statement of loss and comprehensive loss of Excellon for the twelve months ended December 31, 2019, combining the unaudited interim condensed consolidated statement of comprehensive loss of Otis Gold for the twelve months ended December 31, 2019, (derived from the unaudited condensed consolidated statement of comprehensive loss of Otis Gold for the six months ended December 31, 2019, and the audited consolidated statement of comprehensive loss of Otis Gold for the year ended June 30, 2019). (see Note 4(b)).
- The audited consolidated statement of comprehensive loss of Excellon for the year ended December 31, 2018, combining the unaudited condensed consolidated statement of comprehensive loss of Otis Gold for the year ended December 31, 2018, (derived from the unaudited interim condensed consolidated statement of comprehensive loss of Otis Gold for the six months ended December 31, 2018, and audited consolidated statement of comprehensive loss of Otis Gold for the year ended June 30, 2018). (see Note 4(c)).

(In thousands of United States Dollars, except where noted)

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2019 has been prepared as if the Arrangement described in Note 2 had occurred on December 31, 2019. The unaudited pro forma condensed consolidated statements of loss and comprehensive loss for the twelve months ended December 31, 2019 and the year ended December 31, 2018 have been prepared as if the Arrangement described in Note 2 had occurred on January 1, 2018.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Excellon's audited consolidated financial statements for the year ended December 31, 2019. The adjustments are as follows:

a) In order to conform Otis Gold's accounting treatment of exploration and evaluation expenditures to Excellon's accounting policies, all capitalized exploration and evaluation expenditures incurred by Otis Gold have been expensed in the unaudited pro forma condensed consolidated financial statements.

b) As announced on February 24, 2020, and completed on April 23, 2020, Excellon and Otis Gold entered into an Arrangement whereby Excellon would acquire all of the outstanding common shares of Otis Gold. Under the terms of the Arrangement, Otis Gold's shareholders will receive 0.23 of one common share of Excellon for each common share of Otis Gold (the "Exchange Ratio"). As at December 31, 2019 there were 175,403,907 Otis Gold shares outstanding. On completion 40,342,899 common shares of Excellon are issuable to Otis Gold's shareholders. Existing warrants and options of Otis Gold will similarly become exercisable into Excellon common shares based on the Exchange Ratio in accordance with existing terms. As of December 31, 2019, there were 12,375,000 Otis Gold share options with exercise prices ranging from C$0.05 to C$0.35 per share, and 6,631,750 Otis Gold warrants outstanding with an exercise price of C$0.15 per share. For the purpose of preparing the unaudited condensed consolidated pro forma financial statements, it has been assumed that the share options and warrants will be convertible, at the Exchange Ratio, to 4,371,553 common shares of Excellon.

   For the purpose of these unaudited pro forma condensed consolidated financial statements, the consideration payable in Canadian dollars is translated to United States dollars at a rate of $0.7699 as at December 31, 2019.

   The estimated cost of this transaction is $1,600.

(In thousands of United States Dollars, except where noted)

The Arrangement will be accounted for as an asset acquisition as Otis Gold did not meet the definition of a business under IFRS 3, *Business Combinations*. The total purchase price is allocated to the assets acquired and liabilities assumed on their respective fair values and deferred tax liabilities are not recognised as per the initial recognition exemption (IAS 12, *Income Taxes*). For purposes of these pro forma condensed consolidated financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to mineral rights.

The preliminary allocation of estimated consideration transferred is subject to change and is summarized as follows:

Purchase price			
	40,342,899 common shares of Excellon to be issued	$	31,994
	Fair value of 2,846,250 Excellon options to be issued		1,436
	Fair value of 1,525,303 Excellon warrants to be issued		697
	Transaction costs		1,600
		$	**35,727**
Net Assets Acquired			
	Assets		
	Cash	$	121
	VAT receivable		11
	Prepaid expenses and current assets		15
	Property, plant and equipment		43
	Mineral rights		35,857
	Reclamation deposits		58
	Other non-current assets		53
	Liabilities		
	Trade payables		(377)
	Current and long-term lease liabilities		(54)
		$	**35,727**

The fair value of Excellon common shares to be issued was calculated based on Excellon's closing share price of C$1.03 on December 31, 2019, for total consideration of $31,994. The final fair value of Excellon common shares to be issued for the proposed acquisition of Otis Gold will be measured at the transaction closing date. Consequently, the final fair value for accounting purposes will differ from the amount assumed in the unaudited pro forma condensed consolidated statement of financial position due to future changes in the market price of Excellon common shares.

The fair value of the warrants was estimated as of December 31, 2019, using the Black-Scholes option pricing model with the following assumptions:

(In thousands of United States Dollars, except where noted)

Risk-free interest rate	1.71%
Expected life (years)	2.2
Expected volatility	78%
Expectived dividend yield	0%

The fair value of the share options was estimated as of December 31, 2019, using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.71%
Expected life (years)	0.50 - 4.25
Expected volatility	78%
Expectived dividend yield	0%

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management's estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma condensed consolidated financial statements may be subject to change.

3. PRO FORMA LOSS PER SHARE

The weighted average number of common shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Note 2.

		Year ended December 31, 2019 (000's)		Year ended December 31, 2018 (000's)
Weighted average number of common shares outstanding		103,374		97,723
Shares issued on acquistion of Otis Gold		40,343		40,343
Pro forma weighted average number of shares outstanding		**143,717**		**138,066**
Pro forma loss	$	(12,366)	$	(10,747)
Pro forma loss per share - basic and diluted	**$**	**(0.09)**	**$**	**(0.08)**

As a result of the pro forma loss for the twelve months ended December 31, 2019 and the year ended December 31, 2018, all potentially dilutive common shares are deemed to be anti-dilutive and thus the pro forma diluted loss per share is equal to the pro forma basic loss per share.

(In thousands of United States Dollars, except where noted)

4. CONSTRUCTION OF OTIS GOLD HISTORICAL FINANCIAL STATEMENTS AND CONVERSION TO UNITED STATES DOLLARS

These unaudited pro forma condensed consolidated financial statements are presented in United States dollars, unless otherwise stated. Accordingly, the financial information of Otis Gold used to construct these unaudited pro forma condensed consolidated financial statements, including the unaudited condensed consolidated interim statements as at December 31, 2019, and the audited consolidated statements of Otis Gold for the twelve months ended June, 2019 and 2018. These statements were converted from Canadian dollars to United States dollars for presentation purposes using the following exchange rates, which are reflective of the exchange rates for the periods presented:

As at December 31, 2019 - $0.7699
For the twelve months ended December 31, 2019 - $0.7536
For the year ended December 31, 2018 - $0.7718

a) Otis Gold unaudited condensed interim consolidated statement of financial position at December 31, 2019:

As at December 31, 2019	CAD$	US$
Assets		
Current assets		
Cash	$ 158	$ 121
Amounts receivable	15	11
Prepaid expenses and deposits	20	15
	193	147
Non-current assets		
Equipment	55	43
Exploration and evaluation assets	28,858	22,219
Reclamation deposits	75	58
Right of use asset	69	53
	$ 29,250	$ 22,520
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 489	$ 377
Current portion of long-term lease liabilities	25	19
	514	396
Long-term lease liabilities	46	35
	560	431
Shareholders' equity		
Share capital	36,119	27,809
Reserves	2,900	2,233
Accumulated deficit	(10,329)	(7,953)
	28,690	22,089
	$ 29,250	$ 22,520

(In thousands of United States Dollars, except where noted)

b) To create a statement of comprehensive loss for the twelve months ended December 31, 2019, the six months ended June 30, 2019 and the six months ended December 31, 2019, were combined. No adjustments have been made for operational differences that would be experienced by Otis Gold during this period.

Otis Gold unaudited condensed interim consolidated statement of comprehensive loss for the twelve months ended December 31, 2019:

	Six months ended June 30, 2019 CAD$	Six months ended December 31, 2019 CAD$	Twelve months ended December 31, 2019 CAD$	Twelve months ended December 31, 2019 US$
	A	B	C = A + B	
Expenses				
Consultants and management fees	$ (125)	$ (125)	$ (250)	$ (188)
Office expenses	(65)	(50)	(115)	(86)
Share-based compensation	(193)	-	(193)	(146)
Investor relations and advertising	(93)	(131)	(224)	(169)
Professional fees	(194)	(146)	(340)	(257)
Travel and business development	(25)	(24)	(49)	(37)
Regulatory costs	(9)	(14)	(23)	(17)
Depreciation of equipment	(9)	(21)	(30)	(23)
Bank charges	(1)	(6)	(7)	(5)
	(714)	(517)	(1,231)	(928)
Other Items				
Foreign exchange loss	20	(27)	(7)	(5)
Unrealized loss on revalution of assets	(1)	-	(1)	(1)
Net loss	$ (695)	$ (544)	$ (1,239)	$ (934)

c) To create a statement of comprehensive loss for the year ended December 31, 2018, the six months ended June 30, 2018 and the six months ended December 31, 2018, were combined. No adjustments have been made for operational differences that would be experienced by Otis Gold during this period.

Otis Gold unaudited condensed interim consolidated statement of comprehensive loss for the year ended December 31, 2018:

	Six months ended June 30, 2018 CAD$	Six months ended December 31, 2018 CAD$	Year ended December 31, 2018 CAD$	Year ended December 31, 2018 US$
	A	B	C = A + B	
Expenses				
Consultants and management fees	$ (139)	$ (125)	$ (264)	$ (204)
Office expenses	(80)	(75)	(155)	(120)
Share-based compensation	(536)	-	(536)	(414)
Investor relations and advertising	(120)	(124)	(244)	(189)
Professional fees	(55)	(46)	(101)	(78)
Travel and business development	(55)	(34)	(89)	(69)
Regulatory costs	(28)	(13)	(41)	(31)
Depreciation of equipment	(10)	(9)	(19)	(15)
Bank charges	(1)	(2)	(3)	(2)
	(1,024)	(428)	(1,452)	(1,122)
Other Items				
Interest income	11	1	12	9
Foreign exchange loss	65	(9)	56	43
Loss on sale of assets	-	(434)	(434)	(335)
Unrealized loss on revalution of assets	-	(3)	(3)	(2)
Net loss	$ (948)	$ (873)	$ (1,821)	$ (1,407)